September 16, 2025

Eason Zhang
Chief Financial Officer
MINISO Group Holding Limited
8F, M Plaza, No. 109
Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province, PRC

       Re: MINISO Group Holding Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-39601
Dear Eason Zhang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Consolidated Statements of Changes in Equity, page F-7

1. Please explain to us the basis in accounting guidance in IFRS for presenting cash dividends declared and paid during each period presented as a reduction from additional paid-in capital rather than retained earnings.
 September 16, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services